Exhibit 2.1

Share Acquisition and Subscription Agreement dated as of June 30, 2006, by and between Baltimore plc, Baltimore (Bermuda) Limited and International Assets Holding Corporation.

Dated June 30, 2006

(1) BALTIMORE PLC

(2) BALTIMORE (BERMUDA) LIMITED

(3) INTERNATIONAL ASSETS HOLDINGS CORPORATION

SHARE ACQUISITION AND SUBSCRIPTION AGREEMENT

relating to

BALTIMORE PLC

SCHEDULES

1	Escrow Completion Obligations
2	Deferred Consideration
3	Investments and Agreed Asset Value

Appendix 1

Description of Investments

DOCUMENTS IN THE APPROVED TERMS

1	Management Consulting Agreement
2	Warrant Instrument
3	Press Announcement
4	Board resolutions
5	Appointment Letter

THIS AGREEMENT is made on June 30, 2006

BETWEEN:

(1)	BALTIMORE PLC, incorporated in England and Wales with registered number 02643615 whose registered office is at 69 Eccleston Square, London SW1V 5HL (the “Company”);

(2)	BALTIMORE (BERMUDA) LIMITED, incorporated in Bermuda with registered number 37757 and whose registered office is at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda (“Baltimore Bermuda”); and

(3)	INTERNATIONAL ASSETS HOLDINGS CORPORATION, incorporated in THE State of Delaware whose registered office is at 220 East Central Parkway, Altamore Springs, Florida FL 32701, USA (“IA”).

(together, the “Parties”).

INTRODUCTION

(1)	Baltimore Bermuda has agreed to sell and IA has agreed to buy the Baltimore Bermuda Shares on the terms and subject to the conditions of this Agreement.

(2)	IA has agreed to subscribe for the New Shares and the Company has agreed to issue and allot the New Shares to IA on the terms and subject to the conditions of this Agreement.

(3)	The Company has agreed to sell and IA has agreed to purchase the Baltimore CFD on the terms and subject to the conditions of this Agreement.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	The following words and expressions where used in this Agreement have the meanings given to them below:

Act	the Companies Act 1985.

Adjustment Event	a reclassification of the share capital of the Company, capitalisation issue, consolidation, subdivision, or reduction of the Company’s Ordinary Share capital following the date of this Agreement.

Admission	the admission of the New Shares to trading on AIM becoming effective in accordance with the AIM Rules.

AIM	the AIM market of the London Stock Exchange plc.

AIM Rules	the rules of AIM published by the London Stock Exchange plc.

Application	the application to be made by or on behalf of the Company to the London Stock Exchange for Admission.

Appointment Letter	the appointment letter in the approved terms to be provided by the Company to Sean O’Connor and pursuant to which Sean O’Connor is appointed as a director of the Company.

Baltimore Bermuda Shares	the 12,617,700 Ordinary Shares which are to be transferred by Baltimore Bermuda to IA on Completion.

Baltimore CFD	the contract for difference entered into by the Company, initially in respect of 4,750,000 shares in Acquisitor Holdings Limited, which company, by means of a share for share exchange with the Company, was merged with Baltimore Bermuda on 27 February 2006 with the result that, inter alia, such contract for difference now exists in respect of 8,977,500 Ordinary Shares.

Baltimore CFD Agreement	the terms and conditions relating to the Baltimore CFD dated 1 June 2005 between the Company and Peel Hunt.

Baltimore CFD Shares	the Ordinary Shares acquired by or on behalf of Peel Hunt to hedge their exposure under the Baltimore CFD Agreement.

Board	the board of directors of the Company.

Business Day	any day other than a Saturday, Sunday or English bank or public holiday.

Company’s Solicitors	Travers Smith of 10 Snow Hill, London EC1A 2AL.

Completion Date	the date on which Completion occurs.

Completion	completion of the sale and purchase of the Baltimore Bermuda Shares and the subscription, issue and allotment of the New Shares and Warrants under this Agreement.

Confidential Information	all information (whether oral or recorded in any medium) relating to the business, financial or other affairs (including future plans) of the Company or any other Company which is treated by the Company or that Group Company as confidential, or is marked or is by its nature confidential, together with the contents of this Agreement (including all Schedules and Annexures).

Consulting Agreement	the management consultancy agreement in the approved terms to be entered into between IA and the Company relating to the regulation of certain management aspects of the Company.

Deferred Consideration	the deferred consideration payable in respect of the Baltimore Bermuda Shares and the Baltimore CFD, calculated and payable in accordance with Schedule 2.

Further IA Shares	as defined in clause 8.4.

Group	the Company and the Subsidiaries and references to “Group Company” and to “any member of the Group” shall be construed accordingly.

IA Group	IA, any holding company of IA and any subsidiary of IA or such holding company from time to time and references to “IA Group Company” and to “any member of the IA Group” shall be construed accordingly.

IA’s Solicitors	Jones Day of 21 Tudor Street, London EC4Y 0DJ.

Initial Baltimore Bermuda Consideration	the initial consideration payable in respect of the Baltimore Bermuda Shares on Completion as set out in clause 2.5.1 and payable in accordance with the Schedule 1.

Initial CFD Consideration	the initial consideration payable on Completion in respect of the Baltimore CFD as set out in clause 4.5.1 and payable in accordance with the provisions of Schedule 1.

month	a calendar month.

NAV	the aggregate value of the net assets of the Company (that is the value of its assets less the value of its liabilities) calculated in accordance with the Company’s accounting policies at the date of this Agreement in accordance with UK GAAP and on the same basis and in a manner consistent with that used for the preparation of the Company’s audited accounts for the 12 months ended 31 December 2005.

New Shares	the 8,404,800 new Ordinary Shares which are to be issued to IA on Completion and which are to rank in full for dividends and other distributions declared, made or paid on the Ordinary Shares after Admission and otherwise rank pari passu in all respects with, and be identical to the Ordinary Shares.

Ordinary Shares	the ordinary shares of 1.25p each in the capital of the Company.

Oryx Offer	the offer to be made on behalf of Oryx International Growth Fund Limited to acquire all of the issued and to be issued Ordinary Shares (including any subsequent revisions, variations, extensions or renewals of such offer).

Peel Hunt	KBC Peel Hunt Limited, the counterparty in respect of the Baltimore CFD.

Peel Hunt Consent	the written consent of Peel Hunt (in a form reasonably acceptable to the Company and IA) to (i) the transfer of all rights and obligations of the Company under the Baltimore CFD Agreement to IA (other than any liabilities to Peel Hunt in connection with the closing out of the Baltimore CFD), and (ii) upon the closing out of the Baltimore CFD, the acquisition of the Baltimore CFD Shares by IA free from all Security Interests.

Press Announcement	the press announcement in the approved terms relating to the transactions contemplated by this Agreement and required to be released pursuant to the AIM Rules.

RNS	a regulatory news service.

Security Interest	any mortgage, charge (whether fixed or floating), lien, option, pledge, assignment, trust arrangement or other security interest of any kind and any agreement, whether conditional or otherwise, to create any of the foregoing.

Subsidiaries	the subsidiary undertakings of the Company.

Transaction Documents	this Agreement and the documents in the Approved Terms.

Warrant Instrument	the warrant instrument in the approved terms to be entered into by the Company in respect of certain warrants over Ordinary Shares to be granted to IA.

Warrants	the 28,370,000 warrants 2011 of the Company constituted by the Warrant Instrument to be issued to IA on the date of this Agreement.

1.2	Unless the context requires otherwise, words and expressions defined in or having a meaning provided by the Act at the date of this Agreement, shall have the same meaning in this Agreement.

1.3	Unless the context requires otherwise, references in this Agreement to:

1.3.1	any of the masculine, feminine and neuter genders shall include other genders;

1.3.2	the singular shall include the plural and vice versa;

1.3.3	a “person” shall include a reference to any natural person, body corporate, unincorporated association, partnership and trust;

1.3.4	“employees” shall be deemed to include consultants;

1.3.5	any statute or statutory provision shall be deemed to include any instrument, order, regulation or direction made or issued under it and shall be construed so as to include a reference to the same as it may have been, or may from time to time be, amended, modified, consolidated or re-enacted except to the extent that any amendment or modification made after the date of this Agreement would increase any liability or impose any additional obligation under this Agreement;

1.3.6	any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than that of England, be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

1.3.7	any time or date shall be construed as a reference to the time or date prevailing in England; and

1.3.8	a particular government or statutory authority shall include any entity which is a successor to that authority.

1.4	The headings in this Agreement are for convenience only and shall not affect its meaning. References to a “clause”, “Schedule” or “paragraph” are (unless otherwise stated) to a clause of and Schedule to this Agreement and to a paragraph of the relevant Schedule. The Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement.

1.5	A document expressed to be “in the approved terms” means a document, the terms of which have been approved by the parties and a copy of which has been identified as such and initialled by or on behalf of IA and the Company.

1.6	In construing this Agreement, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.

2.	SALE OF BALTIMORE BERMUDA SHARES

2.1	Baltimore Bermuda shall sell and IA shall buy the Baltimore Bermuda Shares on the terms and conditions of this Agreement.

2.2	Baltimore Bermuda shall procure that IA acquires good title to the Baltimore Bermuda Shares, free from all Security Interests and otherwise with full title guarantee.

2.3	IA shall buy the Baltimore Bermuda Shares with effect from and including the Completion Date to the intent that as from that date all rights and advantages accruing to the Baltimore Bermuda Shares, including any dividends or distributions declared, made or paid on the Baltimore Bermuda Shares on or after that date, shall belong to IA.

2.4	IA shall not be obliged to complete the purchase of any of the Baltimore Bermuda Shares unless the sale of all the Baltimore Bermuda Shares is completed simultaneously with the issue and allotment of the New Shares and Warrants. The sale of the Baltimore Bermuda Shares is not conditional upon the simultaneous completion of the sale and purchase of the Baltimore CFD.

2.5	The consideration for the sale of the Baltimore Bermuda Shares shall be as follows:

2.5.1	the Initial Baltimore Bermuda Consideration shall be £2,271,186 (two million two hundred and seventy-one thousand one hundred and eighty-six pounds), which sum shall be paid on Completion in accordance with Schedule 1; and

2.5.2	the Deferred Consideration attributable to the Baltimore Bermuda Shares, which shall be calculated and paid in accordance with Schedule 2.

3.	SUBSCRIPTION FOR NEW SHARES

3.1	IA shall subscribe for, and the Company shall issue and allot to IA the New Shares on the terms and conditions of this Agreement.

3.2	IA shall not be obliged to complete the subscription of any of the New Shares unless the issue and allotment of all the New Shares is completed simultaneously with the sale and purchase of the Baltimore Bermuda Shares. The issue and allotment of the New Shares is not conditional on the simultaneous completion of the sale and purchase of the Baltimore CFD.

3.3	The aggregate subscription price for the New Shares shall be £1,512,864 (one million five hundred and twelve thousand eight hundred and sixty-four pounds) (the “Subscription Price”) payable in accordance with the provisions of Schedule 1.

4.	SALE OF BALTIMORE CFD

4.1	The Company shall sell and IA shall purchase the Baltimore CFD on the terms and conditions of this Agreement.

4.2	The sale and purchase of the Baltimore CFD under this Agreement is conditional upon the Peel Hunt Consent being obtained prior to Completion and the Baltimore CFD not being closed out by Peel Hunt prior to that date. If these conditions are not satisfied, the Baltimore CFD shall be excluded from this Agreement.

4.3	If the Peel Hunt Consent is obtained prior to Completion and Peel Hunt have not closed out the Baltimore CFD by that date, IA shall buy the Baltimore CFD with effect from and including the Completion Date to the intent that as from that date all rights and advantages accruing to, and liabilities relating to, the Baltimore CFD under the terms of the Baltimore CFD Agreement (including all rights to the monies deposited with Peel Hunt in respect of the Baltimore CFD but excluding any liabilities to Peel Hunt in connection with the closing out of the Baltimore CFD which shall be retained by the Company), on or after that date, shall belong to IA.

4.4	IA shall not be obliged to complete the purchase of the Baltimore CFD unless the purchase of the Baltimore CFD is completed simultaneously with completion of the issue and allotment of the New Shares and Warrants and the sale and purchase of the Baltimore Bermuda Shares.

4.5	The consideration for the Baltimore CFD shall be as follows:

4.5.1	the Initial CFD Consideration shall be £1,615,950 (one million six hundred and fifteen thousand nine hundred and fifty pounds), payable in accordance with the provisions of Schedule 1; and

4.5.2	the Deferred Consideration attributable to the Baltimore CFD which shall be calculated and paid in accordance with Schedule 2.

4.6	Each of the Company and IA shall use all reasonable endeavours to obtain the Peel Hunt Consent as soon as reasonably practicable after the date of this Agreement and in any event prior to Completion. Each of the Company and IA shall execute such documents (at no cost to IA or the Company) and provide such information as Peel Hunt may reasonably require in connection therewith. Nothing in this clause 4.6 shall oblige either IA or the Company to incur any expenditure or liability or to provide any form of guarantee or indemnity in connection with obtaining the Peel Hunt Consent.

4.7	If IA acquires the Baltimore CFD pursuant to this Agreement, it shall, as soon as reasonably practicable following Completion, close out the Baltimore CFD and acquire the Baltimore CFD Shares from Peel Hunt.

5.	COMPLETION

5.1	Completion shall be conditional on Admission and on the Oryx Offer lapsing or being withdrawn (the “Conditions”). Completion of the sale and purchase of the Baltimore CFD shall also be conditional upon the Conditions being satisfied.

5.2	Completion in escrow (“Escrow Completion”), the sole escrow condition being Admission (the “Escrow Condition”), shall take place at the offices of the Company’s Solicitors following the Oryx Offer lapsing or being withdrawn and on the day before the expected date of Admission as notified in writing by the Company to IA.

5.3	On Escrow Completion:

5.3.1	IA shall, conditionally on Admission, subscribe for the New Shares;

5.3.2	the Company shall, conditionally on Admission, allot and issue the Warrants;

5.3.3	IA shall perform its obligations in relation to the purchase of the Baltimore Bermuda Shares, the subscription for the New Shares (subject to Admission) and, if applicable, the purchase of the Baltimore CFD in accordance with and as set out in Part I of Schedule 1; and

5.3.4	the Company shall perform its obligations in relation to the issue and allotment of the New Shares and the Warrants (subject to Admission) and, if applicable, the sale of the Baltimore CFD and Baltimore Bermuda shall carry out its obligations in relation to the sale of the Baltimore Bermuda Shares, in each case in accordance with and as set out in Part II of Schedule 1, and the documents referred to in Schedule 1 shall be executed but not dated (unless otherwise stated) and delivered to the other parties’ lawyers to hold to the delivering party’s order pending satisfaction of the Escrow Condition.

5.4	On satisfaction of the Escrow Condition:

5.4.1	each party hereby agrees and irrevocably authorises that the Transaction Documents (including, where appropriate all counterparties thereof) and any other documents referred to in Schedule 1 which require dating shall be dated by whichever party has them in its possession at Completion and shall be released to that party;

5.4.2	all monies transferred by IA to the Company’s Solicitors pursuant to its obligations under Part I of Schedule 1 and held to the order of IA, shall automatically be released to the Company; and

5.4.3	Completion shall automatically occur.

5.5	If the Conditions are not satisfied within 90 days of the date of this Agreement (or such other date as the parties may agree) or become incapable of satisfaction, the provisions of this Agreement shall terminate (without prejudice to any Party’s right to recover damages in respect of any prior breaches that may have been committed by any other Party) and any monies and executed documents transferred between the parties pursuant to their respective obligations under this Agreement shall be left undated and handed back to the transferring party forthwith.

6.	OBLIGATIONS OF THE COMPANY

6.1	The Company undertakes that, during the period between the date of this Agreement and Completion, it will not without the consent of IA (such consent not to be unreasonably withheld or delayed):

6.1.1	dispose of its existing investments in securities which are traded on a recognised investment exchange; or

6.1.2	incur any material liability outside the ordinary course of its operations Provided that notwithstanding the aforesaid, the Company may incur such costs as the Board reasonably determines to be necessary or desirable in connection with the defence by the Company of the Oryx Offer or any other offer which may be made for the whole of the Company’s issued or to be issued share capital. The Company shall on request keep IA informed of any such costs.

6.2	The Company undertakes to IA that as soon as reasonably practicable following the Oryx Offer lapsing or being withdrawn, it will make the Application and further undertakes that it shall comply with all reasonable requirements which the London Stock Exchange plc shall make of it including the giving of indemnities, execution of documents and payments of fees so as to enable the Application to be granted.

6.3	The Company undertakes to use its reasonable endeavours to procure the timely admission of the New Shares to AIM following the Oryx Offer lapsing or being withdrawn.

6.4	The Company undertakes to IA that as soon as reasonably practicable after execution of this Agreement, it will release, or procure the release of, the Press Announcement via an RNS.

6.5	The Company shall provide the Registrars with all necessary authorisations and (to the extent it is reasonably able) information to enable the Registrars to perform their duties as registrars as contemplated by this Agreement and any existing agreement between the Company and the Registrars.

6.6	As soon as reasonably practicable following Completion, the Company undertakes to register IA as the holder of the New Shares and the Baltimore Bermuda Shares and, subject to IA first closing out the Baltimore CFD and acquiring from Peel Hunt the Baltimore CFD Shares, the Baltimore CFD Shares, in the register of members of the Company, to register IA as the holder of the Warrants in the register of warrantholders and to issue to IA duly executed certificates in respect of the New Shares and the Warrants.

7.	CAPACITY AND SHARES

7.1	Each of the Company and Baltimore Bermuda warrants and represents to IA that it has full power and authority and has obtained all necessary consents (other than the Peel Hunt Consent) to enter into and perform the obligations expressed to be assumed by it under this Agreement (and any other agreement or arrangement required to be entered into by it in connection with this Agreement), that the obligations expressed to be assumed by it hereunder are legal, valid and binding and enforceable against it in accordance with their terms and that the execution, delivery and performance by it of this Agreement and each such other agreement and arrangement will not:

7.1.1	result in a breach of, or constitute a default under, any agreement or arrangement to which it is a party or by which it is bound or under its constitutional documents; or

7.1.2	result in a breach of any law or order, judgment or decree of any court, governmental agency or regulatory body to which it is a party or by which it is bound.

7.2	Baltimore and Baltimore Bermuda jointly and severally warrant and represent to IA that the Baltimore Bermuda Shares are legally and beneficially owned by Baltimore Bermuda free from all Security Interests and that the Baltimore Bermuda Shares and the Baltimore CFD Shares are fully paid and have been properly and validly allotted and in the case of the Baltimore Bermuda Shares are free from all Security Interests.

7.3	The Company warrants and represents to IA that the terms of the Baltimore CFD are legally binding on the Company and that it has deposited with Peel Hunt an amount equal to the reference price of the Baltimore CFD.

7.4	The Company warrants and represents to IA that :

7.4.1	the Company has sufficient authorised but unissued share capital to enable it to issue and allot to IA the New Shares and, to the relevant Warrantholder, any Ordinary Shares to be allotted pursuant to the exercise of the Warrants;

7.4.2	the directors of the Company are authorised to issue and allot the New Shares, the Warrants to IA; and

7.4.3	all existing shareholders of the Company have waived their right to pre-emption (either through the disapplication of the statutory pre-emption procedures or otherwise) in respect of the issue and allotment of the New Shares and the Warrants.

7.5	IA warrants and represents to the Company and to Baltimore Bermuda that it has full power and authority and has obtained all necessary consents to enter into and perform the obligations expressed to be assumed by it under this Agreement (and any other agreement or arrangement required to be entered into by it in connection with this Agreement), that the obligations expressed to be assumed by it hereunder are legal, valid and binding and enforceable against it in the courts of England and Wales in accordance with their terms and that the execution, delivery and performance by it of this Agreement and each such other agreement and arrangement (including, without limitation, the acquisition of the Baltimore CFD Shares from Peel Hunt) will not:

7.5.1	result in a breach of, or constitute a default under, any agreement or arrangement to which it is a party or by which it is bound or under its constitutive documents; or

7.5.2	result in a breach of any law or order, judgment or decree of any court, governmental agency or regulatory body to which it is a party or by which it is bound.

7.6	Other than in clauses 7.1 to 7.3 above and without prejudice to clause 2.2, neither the Company nor Baltimore Bermuda makes any warranty or representation in relation to the New Shares, the Baltimore Bermuda Shares, the Baltimore CFD, the Baltimore CFD Shares, the Further IA Shares, the Company or any of the Subsidiaries. IA hereby expressly confirms and represents to the Company and to Baltimore Bermuda that it is entering into this Agreement solely on the basis of information in the public domain and on no other information.

8.	FUTHER IA SUBSCRIPTION

8.1	The parties each acknowledge that IA has entered into this Agreement on the basis that the NAV as at the date of this Agreement is not less than £27,724,970.

8.2	IA shall at any time prior to the expiry of six months following publication of the Company’s consolidated accounts for the year ending 31 December 2007, be entitled to notify the Company if it considers the NAV as at the date of this Agreement was less than £27,724,970 and the Company shall promptly notify IA if it has reason to believe that the NAV as at the date of this Agreement was less than that amount.

8.3	Following receipt of any such notification from IA pursuant to clause 8.2, the parties shall seek to agree between them the correct NAV as at the date of this Agreement. If they are unable to agree the correct NAV within 20 Business Days of receiving the relevant notification pursuant to clause 8.2, the matter shall be referred to the auditors of the Company to determine. The auditors shall act as experts and not as arbitrators and their decision shall be final and binding on the parties. The auditors shall be instructed to endeavour to make a determination within 30 Business Days of receiving the referral or, failing that, as soon as they are able following expiry of such period. The cost of the auditors shall be borne as to one half by the Company and one half by IA or as the auditors shall otherwise determine.

8.4	Subject to clauses 8.7, 8.8 and 8.9, if it is agreed or determined (as appropriate) pursuant to clause 8.3 that the NAV as at the date of this Agreement was less than £27,724,970, IA shall be entitled (but not required) to elect to subscribe at par (by serving a written notice to such effect on the Company within 10 Business Days of such agreement or determination) for up to such additional number of Ordinary Shares (the “Further IA New Shares”) as shall be arrived at by applying the following formula:

N =	X	-	E
Y

where:

N = Further IA New Shares up to a maximum number of 27,000,000 Ordinary Shares (subject to any adjustment reasonably required by the Board to reflect any Adjustment Event)

X = the lower of (i) 900,000 and (ii)	A	x	(C-D)
B

Y = the average closing mid-market price (in £ sterling) as shown by the AIM Appendix to the Stock Exchange’s Daily Official List of an Ordinary Share over 30 dealing days immediately prior to agreement or determination of D pursuant to clause 8.3, less £0.0125

A = either (i) in the event that the Peel Hunt Consent is obtained, 30,000,000; or (ii) otherwise 21,022,500

B = 134,607,688

C = £27,724,970

D = NAV in £ sterling as agreed or determined pursuant to clause 8.3

E = the amount (if any) by which IA elects to reduce the Deferred Consideration pursuant to clause 8.8 (provided that if IA has not served a notice on the Company pursuant to clause 8.8, E shall be zero)

Any fractional entitlement to Further IA Shares arising from the above calculation shall be rounded down to the nearest whole number.

8.5	The Further IA Shares shall be allotted and issued to IA within 10 Business Days after receipt of an election from IA pursuant to clause 8.4 and the Company shall register IA (or as IA shall direct) as the holder of the Further IA Shares in the register of members of the Company and issue to IA a duly executed share certificate in respect thereof. The Company shall also use all reasonable endeavours to procure that the Further IA Shares are admitted to trading on AIM immediately following or upon their allotment.

8.6	To be valid, any election made pursuant to clause 8.4 must be accompanied by cleared funds for the aggregate subscription price (in £ sterling) for the Further IA Shares.

8.7	IA shall not be entitled to make the election under clause 8.4 if at that time the Company does not have sufficient authorised but unissued ordinary share capital or the directors of the Company do not have sufficient authority or a sufficient disapplication of the statutory pre-emption rights of the Company’s shareholders is not in force so as to enable the Company to allot the requisite number of Further IA Shares to IA. The Company undertakes that it will at its next annual general meeting seek such appropriate shareholder approvals to enable it to issue the maximum number of Further IA Shares as contemplated by clause 8.4.

8.8	If it is agreed or determined (as appropriate) pursuant to clause 8.3 that the NAV as at the date of this Agreement was less than £27,724,970, IA shall (instead of its rights under clause 8.9) be entitled (but not required) to elect (by serving a written notice to such effect on the Company within 10 Business Days of such agreement or determination) to be compensated for the NAV shortfall by reducing the amount of any unpaid Deferred Consideration otherwise payable to the Company by an amount arrived at by applying the following formula:

E = the lower of (i) £900,000 and (ii)	A	x	(C-D)
B

Where:

E = the amount in £ sterling by which the Deferred Consideration payable to the Company is to be reduced; and

A, B, C and D shall each have the meaning ascribed to them in clause 8.4.

If as a result of this formula the unpaid Deferred Consideration payable to the Company would be reduced to less than zero, no further Deferred Consideration shall be payable to the Company and no payment shall be required to be made by the Company, save that nothing in this clause 8.8 shall prevent IA from exercising its rights under clause 8.4 above.

8.9	If as a result of clause 8.7, an election under clause 8.4 is not available to IA and it is agreed or determined (as appropriate) pursuant to clause 8.3 that the NAV as at the date of this Agreement was less than £27,724,970, IA shall (instead of its rights under clauses 8.4 and 8.8) be entitled (but not required) to elect (by serving a written notice to such effect on the Company within 10 Business Days of such agreement or determination) to be compensated for the NAV shortfall by receiving a cash sum from the Company arrived at by applying the following formula:

F = the lower of (i) 900,000 and (ii)	A	x	(C-D)
B

Where:

F = the amount in £ sterling to which IA shall be entitled; and

A, B, C and D shall each have the meanings ascribed to them in clause 8.4.

9.	IA DIRECTORS

9.1	IA shall be entitled, for as long as the IA Group holds in aggregate in excess of 10 % of the issued share capital of the Company (or 8% of the issued share capital of the Company in the event that the sale and purchase of the Baltimore CFD does not occur as provided in to this Agreement) to appoint such number of persons to the Board as is equal to 20 % of the total members of the Board (such total to include for these purposes any persons appointed by IA pursuant to this clause 9.1) from time to time (the “IA Board Number”) as non-executive director(s) (the “IA Director(s)”), to remove such person or persons for any reason whatsoever and to appoint another person or persons in his, her or their place(s). In the event that the IA Board Number is not equal to a whole number, such number shall be rounded up or down to the nearest whole number, but shall be no less than one. No IA Director will receive any fees from the Company or any of the Subsidiaries in respect of his or her duties as a non-executive director of the Company.

9.2	Subject to clause 9.6, the IA Directors must be individuals approved by the Board, such approval not to be unreasonably withheld or delayed. On Completion, the IA Board Number will be 1 (one) and the first IA Director shall be Sean O’Connor.

9.3	Subject to clause 9.2, each such appointment and removal shall be made by notice in writing served on the Company and shall take effect at the next board meeting of the Company when the Board shall approve the appointment, save for the first appointment as an IA Director of Sean O’Connor whose appointment shall take effect immediately following Completion.

9.4	IA shall procure that any IA Director appointed in accordance with this clause 9 in addition to or subsequently to Sean O’Connor shall enter into a letter of appointment in substantially the same terms as the Appointment Letter and the Company agrees to enter into an appointment letter on such terms in respect of any such IA Director.

9.5	The IA Directors shall be subject to retirement by rotation and must stand for re-election at the Company’s next annual general meeting following their first appointment in accordance with the provisions of the Company’s articles of association and the Company undertakes that unless requested to do otherwise by IA, it will procure that a resolution for the re- appointment of an IA Director that is subject to retirement by rotation shall be proposed at such meeting.

9.6	Any IA Director whose appointment is not approved by the Company’s shareholders at the Company’s next annual general meeting or any subsequent annual general meeting thereafter in accordance with the articles of association of the Company or is removed from office under clause 9.8, may not be re-appointed as an IA Director or nominated as a director of the Company by IA.

9.7	IA shall not require any IA Director to disclose to it or any member of the IA Group (or their respective officers, directors or employees) any information in connection with the Company or any of the Subsidiaries, or the businesses carried on by and affairs of, the Company and the Subsidiaries, which may be price-sensitive with respect to the market price of the Ordinary Shares.

9.8	Notwithstanding clauses 9.1 – 9.5 above, the Board may immediately remove any IA Director from office in the event that such IA Director:

9.8.1	acts in a fraudulent or reckless manner in connection with his or her duties as a non-executive director of the Company;

9.8.2	is convicted of any criminal offence (other than a road traffic offence);

9.8.3	fails to act in accordance with his or her fiduciary duties towards the Company;

9.8.4	does any act or omits to do any act which, in the reasonable opinion of the Board, brings or may bring the Company or any of its subsidiaries into disrepute;

9.8.5	is disqualified from holding office under the provisions of the Insolvency Act 1986 or the Company Directors Disqualification Act 1986; or

9.8.6	fails to carry out his or her duties as a non-executive director of the Company in accordance with a standard reasonably to be expected from a non-executive director of a Company whose share are admitted to trading on AIM.

10.	LOCK-IN

10.1	IA undertakes to the Company that it shall not, and shall procure that no member of the IA Group shall (without the prior written consent of the Company), directly or indirectly transfer, sell, mortgage, charge, or otherwise dispose of for a period of 12 months from the date of Completion (the “Lock-in Period”) the legal and/or beneficial ownership (or any interest therein) in any of the New Shares, the Baltimore Bermuda Shares, the Baltimore

CFD Shares (if acquired by IA), the Warrant Shares and any Further IA Shares owned by IA or such a member of the IA Group from time to time or any shares which may accrue to IA or such a person as a result of his or their holding of such Ordinary Shares except:

10.1.1	to a member of the IA Group provided that in the event that a transferee under this clause 10.1.1 ceases to be a member of the IA Group, IA shall procure that such transferee shall transfer the Shares to a member of the IA Group upon such transferee ceasing to be such a member;

10.1.2	in acceptance of any offer made for the share capital of the Company (or any part of it) that would result in the offeror obtaining or, for the purposes of Rule 9 of the City Code on Takeovers and Mergers, consolidating, control (as defined in the City Code on Takeovers and Mergers) of the Company or the execution of an irrevocable commitment to accept such an offer or a sale to an offeror or potential offeror which is named in a public announcement of a firm or, as the case may be, possible intention to make such an offer;

10.1.3	in acceptance of any tender offer made under Appendix 5 of the City Code on Takeovers and Mergers;

10.1.4	pursuant to any compromise or arrangement under section 425 of the Act providing for the acquisition by any person or group of persons acting in concert of 50 per cent. or more of the equity share capital of the Company; or

10.1.5	pursuant to any scheme or reconstruction under section 110 of the Insolvency Act 1986 in relation to the Company;

PROVIDED THAT, in the case of a transfer pursuant to clause 10.1.1, prior to making such transfer IA shall have satisfied the Company (acting reasonably) that the proposed transferee is a permitted transferee under this clause 10.1 and the transferee shall have agreed to be bound by the provisions of this clause 10.1 as if a party to this Agreement.

10.2	Except as provided in clause 10.3 IA further undertakes to the Company that it will not, and will procure that no member of the IA Group will from the date on which the Lock-in Period ends until the date six months after the end of the Lock-in Period and save for a transfer as is referred to in clauses 10.1.1 to 10.1.4 (inclusive), directly or indirectly transfer, sell, mortgage, charge, or otherwise dispose of the legal and/or beneficial ownership (or any interest therein) in any of the New Shares, the Baltimore Bermuda Shares, the Baltimore CFD Shares (if acquired by IA) and any Further IA Shares owned by it or such a member of the IA Group from time to time or any Ordinary Shares which may accrue to it or such member of the IA Group as a result of his or her or their holding of such Ordinary Shares except through the Company’s broker from time to time (provided that such broker is offering commercially reasonable terms) and in accordance with the reasonable requirements of such broker so as to ensure an orderly market for the issued share capital of the Company.

10.3	Nothing in clause 10.2 shall prevent IA or any member of the IA Group from transferring any of the New Shares, the Baltimore Bermuda Shares, the Baltimore CFD Shares (if acquired by IA) or any Further IA Shares in the Company owned by it or a member of the IA Group or any Ordinary Shares which may accrue to it or a member of the IA Group as a result of his or her or their holding of such Ordinary Shares in an off-market transaction.

11.	CONFIDENTIALITY

11.1	Each party undertakes to the other to keep confidential in all respects and not disclose in any way to anyone whomsoever or use for its own or any other person’s benefit or to the detriment of the other party all information received or obtained as a result of entering into or performing this Agreement which relates to:

11.1.1	the provisions, or subject matter, of this Agreement or any other Transaction Document;

11.1.2	the negotiations relating to this Agreement and the other Transaction Documents;

11.1.3	in the case of IA only, the Company and any of the Subsidiaries; and

11.1.4	in the case of the Company and Baltimore Bermuda, IA and the businesses carried on by, and the affairs of, IA.

11.2	Either party may disclose Confidential Information or other information which is otherwise to be treated as confidential under this clause 11 if and to the extent:

11.2.1	that the information becomes or is generally known (other than through a breach by any party of this clause 11) including, for the avoidance of doubt, any information contained in any announcement made pursuant to clause 12;

11.2.2	required by law, the AIM Rules, the City Code on Takeovers and Mergers, or by any other competent judicial or regulatory authority or by any recognised investment exchange; or

11.2.3	that the other party has given its prior written consent to the disclosure, such consent not to be unreasonably withheld or delayed.

12.	ANNOUNCEMENTS

12.1	Save for the Press Announcement, no party to this Agreement shall (without the consent of each other party) issue any press release or publish any circular to shareholders or any other document or make any public statement or otherwise make any disclosure to any person who is not a party to this Agreement, before or after Completion, relating to any of the matters provided for or referred to in this Agreement or any ancillary matter. This clause shall not prohibit any announcement or disclosure required by law, the AIM Rules, the City Code on Takeovers and Mergers or by any competent judicial or regulatory authority or by any recognised investment exchange (in which case the parties shall co-operate, in good faith, in order to agree the content of any such announcement so far as practicable prior to it being made).

12.2	Nothing in clause 12.1 shall restrict:

12.2.1	IA from informing other members of the IA Group (conditional upon any such IA Group member being informed of the confidential nature of such information and agreeing to keep such information confidential for as long as the disclosing party is obliged to do so in accordance with this clause); and

12.2.2	any party from making any disclosure to any of its officers, employees, agents or advisers who are required to receive such disclosure to carry out their duties (conditional upon any such person being informed of the confidential nature of such information and agreeing to keep such information confidential for as long as the disclosing party is obliged to do so in accordance with this clause),

13.	APPLICABLE LAW AND JURISDICTION

13.1	This Agreement and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of England and Wales.

13.2	The parties irrevocably submit to the non-exclusive jurisdiction of the Courts of England and Wales in respect of any claim, dispute or difference arising out of or in connection with this Agreement, provided that nothing contained in this clause shall be taken to have limited the right of the a party to proceed in the courts of any other competent jurisdiction.

14.	GENERAL

Entire agreement

14.1	This Agreement (together with any documents referred to herein or required to be entered into pursuant to this Agreement) contains the entire agreement and understanding of the parties and supersedes all prior agreements, understandings or arrangements (both oral and written) relating to the subject matter of this Agreement and any such document.

Variations and waivers

14.2	No variation of this Agreement shall be effective unless made in writing signed by or on behalf of all the parties and expressed to be such a variation.

14.3	No waiver by any Party of any requirement of this Agreement, or of any remedy or right under this Agreement, shall have effect unless given in writing and signed by such Party. No waiver of any particular breach of the provisions of this Agreement shall operate as a waiver of any repetition of such breach.

Assignment

14.4	No Party shall be entitled to assign, transfer or create any trust in respect of the benefit or burden of any provision of this Agreement (or any of the Transaction Documents) without the prior written consent of each of the other Parties except that IA may assign the benefit of any provision of this Agreement to a member of the IA Group (a “Permitted Assignee”) Provided that in the event that a Permitted Assignee shall cease to be a member of the IA Group, IA shall procure that such Permitted Assignee shall transfer such rights to a member of the IA Group prior to such Permitted Assignee leaving the IA Group.

14.5	Notwithstanding clause 14.4, no Permitted Assignee shall have rights under this Agreement or shall be entitled to recover any damages which, in either case are greater than those which IA would itself have had or be entitled to recover.

Effect of Completion

14.6	The provisions of this Agreement, insofar as the same shall not have been fully performed at Completion, shall remain in full force and effect notwithstanding Completion.

Counterparts

14.7	This Agreement may be executed as two or more counterparts and execution by each of the Parties of any one of such counterparts will constitute due execution of this Agreement.

Default Interest

14.8	If any amount required to be paid by IA under this Agreement is not paid when it is due, such amount shall bear interest at the rate of 3% per annum over the base lending rate of National Westminster Bank Plc from time to time, calculated on a daily basis for the period from (and including) the relevant due date for payment up to and including the date of actual payment, as well after as before any judgment.

Third party rights

14.9	The provisions of this Agreement which expressly confer benefits upon any third party shall be enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999 by any such third party only but no third party shall otherwise have any rights under this Agreement pursuant to that Act.

15.	NOTICES

Form of Notice

15.1	Any notice, consent, request, demand, approval or other communication to be given or made under or in connection with this Agreement (each a “Notice” for the purposes of this clause) shall be in English, in writing and signed by or on behalf of the person giving it.

Method of service

15.2	Service of a Notice must be effected by one of the following methods:

15.2.1	by hand to the relevant address set out in clause 15.4 and shall be deemed served upon delivery if delivered during a Business Day, or at the start of the next Business Day if delivered at any other time; or

15.2.2	by prepaid first-class post to the relevant address set out in clause 15.4 and shall be deemed served at the start of the second Business Day after the date of posting; or

15.2.3	by prepaid international airmail to the relevant address set out in clause 15.4 and shall be deemed served at the start of the sixth Business Day after the date of posting provided that a copy of the Notice will also be sent by fax within two Business Days of despatch; or

15.2.4	by facsimile transmission to the relevant facsimile number set out in clause 15.4 and shall be deemed served on despatch if despatched during a Business Day, or at the start of the next Business Day if despatched at any other time, provided that in each case a receipt indicating complete transmission of the Notice is obtained by the sender and that a copy of the Notice is also despatched to the recipient using a method described in clauses 15.2.1 to 15.2.3 (inclusive) no later than the end of the next Business Day.

15.3	Notwithstanding clause 1.3.7, in clause 15.2 “during a Business Day” means any time between 9.30 a.m. and 5.30 p.m. on a Business Day based on the local time where the recipient of the Notice is located. References to “the start of [a] Business Day” and “the end of [a] Business Day” shall be construed accordingly.

Address for service

15.4	Notices shall be marked as follows:

15.4.1	Notices for the Company shall be marked for the attention of:

Name:	The Company Secretary
Address:	6 Sloane Square, London SW1W 8EE, United Kingdom
Fax number:	+44 (0) 207 259 1316

15.4.2	Notices for Baltimore Bermuda shall be marked for the attention of:

Name:	Dawn Ferguson/Yvonne Dobson
Address:	P.O. Box HM 1022, Hamilton, HM CX, Bermuda
Fax number:	+1 (441) 298 7800

15.4.3	Notices for IA shall be marked for the attention of:

Name:	Nancy M McMurtry
Address:	220 East Central Parkway, Altamore Springs, Florida FL 32701 USA
Fax number:	+1 470 740 0808

Agent for service/deemed service

15.5	IA irrevocably authorises and appoints Intl Holdings, (UK) Limited, 3rd Floor, Phoenix House, 18 King William Street, London, EC4N 7BP as its agent for service of Notices and/or proceedings in relation to any matter arising out of or in connection with this Agreement and service on such agent in accordance with this clause 15 shall be deemed to be effective service on IA.

15.6	If the agent referred to in clause 15.5 (or any replacement agent appointed pursuant to this clause 15.6) at any time ceases to act as such for any reason, IA shall forthwith appoint a replacement agent to accept service on behalf of IA, such agent having a service address in England or Wales, and IA shall notify the Company forthwith of the name and address of the replacement agent.

Change of details

15.7	A Party may change its address and other contact details for service provided that the new address is within the same country or within the United Kingdom and that it gives the other

Parties not less than 14 days’ prior notice in accordance with this clause 15. Until the end of such notice period, service on either address shall remain effective.

THIS AGREEMENT has been duly executed on the date first stated above.

SCHEDULE 1

ESCROW COMPLETION OBLIGATIONS

PART I

OBLIGATIONS OF IA

Acquisition of Baltimore Bermuda Shares

IA shall:

1.	in respect of the Initial Baltimore Bermuda Consideration arrange for the telegraphic transfer by CHAPS of £2,271,186 to the Company’s Solicitors at National Westminster Bank plc, City of London Office, PO Box 12258, 1 Princes Street, London EC2R 8PA , sort code 60-00-01, account number 00859184, account name Travers Smith Client Account to be held to IA’s Solicitors’ order pending Admission;

2.	deliver to Baltimore Bermuda and the Company a true copy of a board resolution of IA authorising the execution and performance by IA of its obligations under this Agreement and each of the Transaction Documents to be executed by IA;

Subscription for New Shares

IA shall:

3.	arrange for the telegraphic transfer by CHAPS of £1,512,864 to the Company’s Solicitors at National Westminster Bank plc, City of London Office, PO Box 12258, 1 Princes Street, London EC2R 8PA, sort code 60-00-01, account number 00859184, account name Travers Smith Client Account to be held to IA’s Solicitors’ order pending Admission;

4.	deliver to the Company’s Solicitors a counterpart of the Consulting Agreement executed by IA (but undated);

5.	deliver to the Company’s Solicitors a copy of the Appointment Letter, signed by Sean O’Connor (but undated);

Acquisition of the Baltimore CFD

Subject to the Peel Hunt Consent having been obtained and Peel Hunt not closing out the Baltimore CFD prior to Completion, IA shall:

6.	in respect of the initial CFD Consideration, arrange for the telegraphic transfer by CHAPS of £1,615,950 to the Company’s Solicitors at National Westminster Bank plc, City of

London Office, PO Box 12258, 1 Princes Street, London EC2R 8PA , sort code 60-00-01, account number 00859184, account name Travers Smith Client Account to be held to IA’s Solicitors’ order pending Admission; and

7.	deliver to the Company’s Solicitors a transfer agreement of the Baltimore CFD to IA (in a form reasonably acceptable to the Company and IA) executed by IA (but undated) ..

PART II

OBLIGATIONS OF THE COMPANY AND BALTIMORE BERMUDA

The Company shall:

8.	conditionally on Admission, allot and issue, fully paid, to IA (or as IA shall direct) the New Shares;

9.	conditionally on Admission, allot and issue to IA (or as IA shall direct) the Warrants;

10.	deliver to IA’s Solicitors:

10.1	the Warrant Instrument executed by the Company (undated);

10.2	the Consulting Agreement executed by the Company (but undated);

10.3	if the Peel Hunt Consent has been obtained and Peel Hunt has not closed out the Baltimore CFD prior to Completion, a transfer agreement of the Baltimore CFD to IA in the same form as the transfer agreement referred to at paragraph 7 of Part I of this Schedule 1 executed by the Company (but undated);

10.4	a true copy of board resolutions, in the approved terms, of the Company:

10.4.1	approving the entering into of the Warrant Instrument;

10.4.2	allotting, conditionally on Admission, the New Shares and the Warrants to IA;

10.4.3	sanctioning for registration in the name of IA the allotment of the New Shares and the Warrants;

10.4.4	conditionally on Admission, appointing Sean O’Connor to be a director of the Company, such director to be the first IA Director and authorising the Company to enter into the Appointment Letter;

10.5	the Appointment Letter, in the approved terms, in respect of the appointment of Sean O’Connor as a director of the Company, executed by the Company (but undated).

Baltimore Bermuda shall deliver to IA’s Solicitors:

11.	executed but undated stock transfer forms of the Baltimore Bermuda Shares by the registered holders in favour of IA, and the share certificates in respect of the Baltimore Bermuda Shares (to be held to the order of Baltimore Bermuda pending Completion.

SCHEDULE 2

DEFERRED CONSIDERATION

1.	DEFINITIONS

The following words and expressions, where used in this schedule, shall have the following meanings:

Accountants	a firm of independent accountants appointed by agreement between the Company and IA within 10 Business Days of the relevant Asset Disposal or in the absence of agreement, upon request by either the Company or IA, by the President for the time being of the Institute of Chartered Accountants in England and Wales.

Agreed Asset Value	the net book value of the Assets (in £ sterling) as at the date of this Agreement as set out in the column headed “Agreed Asset Value” in schedule 3.

Assets	the investments listed in the column headed “Investments” in Schedule 3.

Asset Disposal	the disposal by the Company or any of its subsidiaries of one or more of the Assets during the Deferred Consideration Period.

Asset Disposal Consideration	the consideration received on an Asset Disposal calculated in accordance with paragraph 3 below.

Asset Realisation Value	an amount in £ sterling equal to the aggregate Asset Disposal Consideration received on one or more Asset Disposals during the Deferred Consideration Period, together with an amount equal to 90% of the value of any Assets not disposed of at the end of the Deferred Consideration Period. The value of such Assets shall be determined in accordance with the Company’s normal accounting policies at the date of this Agreement.

Deferred Consideration Period	the period of two (2) years beginning on the date of Completion of this Agreement.

Deferred Consideration Threshold	the Agreed Asset Value.

2.	CALCULATION OF DEFERRED CONSIDERATION

2.1	The Deferred Consideration (if any) shall be calculated as follows:

2.1.1	if the Asset Realisation Value is less than the Deferred Consideration Threshold at the end of the Deferred Consideration Period, the Deferred Consideration shall be an amount in pence in respect of each Baltimore Bermuda Share acquired by IA and, if the Peel Hunt Consent is obtained prior to Completion, each Baltimore CFD Share represented by the Baltimore CFD, calculated as follows:

3.61 x	A
B

Where:

A = the Asset Realisation Value at the end of the Deferred Consideration Period

B = the Deferred Consideration Threshold

2.1.2	if the Asset Realisation Value is equal to or exceeds the Deferred Consideration Threshold at the end of the Deferred Consideration Period or at any time prior thereto, the Company shall immediately notify IA and the Deferred Consideration shall be an amount equal to 3.61 pence in respect of each Baltimore Bermuda Share acquired by IA and, if the Peel Hunt Consent is obtained prior to Completion, each Baltimore CFD Share represented by the Baltimore CFD, which amount shall immediately become due and owing to the Company and to Baltimore Bermuda (as the case may be).

3.	CALCULATION OF ASSET DISPOSAL CONSIDERATION

3.1	In the event that the consideration received on an Asset Disposal is paid or to be paid to the Company or the Subsidiaries in cash (or cash equivalent), the Asset Disposal Consideration shall be an amount equal to the cash actually received or to be received by the Company or relevant Subsidiary. In the event that any amount of such cash is not received during the Deferred Consideration Period or if any element of the Asset Disposal Consideration is in the form of contingent consideration and is not crystallised and received by the end of the Deferred Consideration Period (the “Outstanding Consideration”), the Outstanding Consideration shall be valued by the Company at the end of the Deferred Consideration Period in accordance with the existing accounting policies of the Company or, if no such accounting policies exist, UK GAAP.

3.2	In the event that the consideration paid to the Company on an Asset Disposal is paid to the Company or the Subsidiaries otherwise than in cash or cash equivalent, the Asset Disposal Consideration shall be calculated as follows:

3.2.1	in the event that the consideration is received by the Company or the Subsidiaries in the form of securities traded on a recognised investment exchange (“Traded Securities”) the Asset Disposal Consideration shall be an amount equal to the closing mid-market price of such securities on the Business Day following completion of the Asset Disposal; or

3.2.2	in the event that the consideration is received by the Company or the Subsidiaries in securities other than Traded Securities, the Company shall require the Accountants to certify the Asset Disposal Consideration in respect of such consideration. In making the determination of the Asset Disposal Consideration, the Accountants shall assume a willing purchaser for the relevant Assets and shall not take into account any discount as a result of the relevant Assets representing a minority interest in any entity. The Accountants shall act as experts and not as arbitrators and their decision shall be final and binding on the parties. The cost of the Accountants shall be borne as to one half by the Company and one half by IA.

3.3	The Asset Realisation Value shall be calculated in sterling and therefore any cash (or cash equivalent) received in a currency other than sterling and any valuation of any other consideration or Asset in a currency other than sterling shall be converted by the Company into sterling in accordance with the Company’s existing accounting policies by reference to the relevant exchange rates prevailing at the time of receipt of the relevant consideration or (in the case of an Asset) at the end of the Deferred Consideration Period.

4.	PAYMENT OF DEFERRED CONSIDERATION

4.1	Payment and satisfaction of the Deferred Consideration shall be made within 5 Business Days of the later of:

4.1.1	the Company notifying IA of completion by the Company or any Subsidiary of an Asset Disposal and certifying the amount of the Asset Disposal

Consideration, or within 5 Business Days of determination of the Asset Disposal Consideration in accordance with paragraph 3.2.2 above (as appropriate) which, in either case, results in the Asset Realisation Value meeting or exceeding the Deferred Consideration Threshold; and

4.1.2	six months after the publication of the Company’s accounts for the year ending 31 December 2007,

Provided that if all of the Assets are not disposed of within the Deferred Consideration Period, any Deferred Consideration shall be paid within 5 Business Days of the Asset Realisation Value being determined by the Company in accordance with this Schedule 2.

4.2	The Deferred Consideration shall be satisfied in cash and IA shall procure that an amount equal to the Deferred Consideration shall be paid by telegraphic transfer by CHAPS Company at such bank accounts of the Company and Baltimore Bermuda as the Company may specify.

4.3	Any Deferred Consideration to be paid to the Company pursuant to this Schedule 2 is subject to the provisions of clause 8.8 of this Agreement.

SCHEDULE 3

INVESTMENTS AND AGREED ASSET VALUE

Investments	Agreed Asset Value
See Appendix 1	£10,315,914

APPENDIX 1

INVESTMENTS

Signed by	)
For and on behalf of	)	/s/ Timothy Lovell
BALTIMORE PLC	)	Timothy Lovell

Signed by	)
For and on behalf of	)	/s/ Timothy Lovell
BALTIMORE (BERMUDA) LIMITED	)	Timothy Lovell

Signed by	)
For and on behalf of	)
INTERNATIONAL ASSETS HOLDINGS	)
CORPORATION	)	/s/ Sean M. O’Connor
Sean M. O’Connor